Exhibit 99.10

PRESS RELEASE

Paris Air Show:

TotalEnergies, a pioneer in sustainable aviation fuels and

committed to the decarbonization of air transport

Paris, June 16, 2025 – TotalEnergies is working towards the decarbonization of air transportation, with the production and distribution to its customers of sustainable aviation fuel (SAF). As from 2028, the Company will be able to produce more than half a million tons of SAF a year to cover the increase in the European SAF blending mandate, set at 6% for 2030. TotalEnergies will be able to supply SAF more than 10% of the jet fuel volumes it will market in Europe, ahead of the European mandate set at 6% in 2030.

"TotalEnergies is taking action to meet the strong demand from the aviation industry to reduce its carbon footprint. Sustainable aviation fuels are essential to bring the air industry’s CO2 emissions down immediately. Their development is fully aligned with our approach to get to net zero, together with society," said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “For ten years, we have been pioneering and investing in biorefineries and developing coprocessing in our refineries.”

TotalEnergies, pioneering SAF production

▪	The Grandpuits biorefinery: Thanks to a €500 million investment, TotalEnergies transforms its site into a zero-crude platform, including a biorefinery with a production capacity of 230,000 tons a year of SAF in 2026. TotalEnergies has joined force with SARIA, the European leader in the collection and recovery of organic materials, which will supply the majority of the feedstock supply.

▪	The La Mède biorefinery: This year, La Mède will produce 15,000 tons of SAF for distribution to airports in the south of France.

▪	The Normandy refinery: TotalEnergies has begun coprocessing SAF at its Normandy platform. Coprocessing involves the treatment of both fossil jet fuel and biomass in a standard refining unit. The site’s annual production capacity is 160,000 tons.

▪	The Antwerp refinery in Belgium: An initial project to coprocess 50,000 tons a year of SAF was launched this year. Annual production capacity will subsequently be increased to 80,000 tons a year.

▪	The Leuna refinery in Germany: A coprocessing project for 50,000 tons a year is planned for 2026.

TotalEnergies, supplying SAF to customers in the air industry

TotalEnergies supplies aviation fuels including SAF, in line with blending mandates and the needs of its customers. Those customers include several airlines:

▪	Air France-KLM, with whom the Company has signed a major deal to deliver up to 1.5 million tons of SAF over ten years. This is one of the Group’s largest SAF supply contracts.

▪	Volotea, which has also signed to buy SAF from TotalEnergies until 2029, in order to reduce the emissions of its flights out of several French airports.

TotalEnergies also supplies SAF-blended aviation fuel to several French airports, including Bordeaux, Toulouse, Paris-Le Bourget, Clermont-Ferrand and Saint-Nazaire.

TotalEnergies, a partner committed to SAF research

TotalEnergies is also forging partnerships with aerospace groups to accelerate the sector’s decarbonization. Those partnerships are playing a critical role in understanding the impact of sustainable aviation fuel composition on aircraft, especially for blends of over 50%. They include:

▪	A partnership with Airbus, signed in 2024, to supply over half the company’s needs in Europe, and conduct a shared R&D program to develop fully sustainable fuels.

▪	A partnership with Safran, begun in 2021, that led to the formulation of a SAF that was completely compatible with current aircraft and was used to power a flight by a military helicopter in February 2023.

TotalEnergies is also stepping up its R&D effort, especially in feedstock, which remains one of the challenges to increasing SAF production. The Solaize research center in Lyon has specialist teams coordinating this work.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).